Exhibit 21.1

Legal Name	Jurisdiction
BMFC, LLC	Delaware
RB2B, LLC	Delaware
RE/MAX, LLC	Delaware
RE/MAX Ancillary Services, LLC	Delaware
RE/MAX Brokerage, LLC	Delaware
RE/MAX Caribbean Islands, LLC	Delaware
RE/MAX Foreign Holdings, LLC	Delaware
RE/MAX of the Pacific, LLC	Delaware
RE/MAX of Western Canada (1998), LLC	Delaware
RMCO, LLC	Delaware
Sacagawea, LLC	Delaware
STC Northwest, LLC	Delaware
Syracuse Development Company, LLC	Delaware
Equity Group Insurance, LLC	Oregon
Equity Home Mortgage, LLC	Oregon